As filed with the Securities and Exchange Commission on November 10, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-7

REGISTRATION STATEMENTUNDER

THE SECURITIES ACT OF 1933

CANAGOLD RESOURCES LTD.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1040	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Suite #810 - 625 Howe Street

Vancouver, British Columbia

Canada V6C 2T6

(604) 685-9700

(Address and telephone number of Registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, DE 19711

Telephone: 302-738-6680

(Name, address and telephone number of agent for service in the United States)

Copies to:

Herbert Ono

McMillan LLP

Suite 1500 – 1055 West Georgia Street

Vancouver, British Columbia

Canada V6E 4N7

Tel: (604) 691-7493

Approximate date of commencement of proposed sale of the securities to the public:

As soon as practicable after this registration statement becomes effective.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box: ☐

CALCULATION OF REGISTRATION FEE(1)

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Common Share(1)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(1)(2)
Common Shares	45,629,798	US$0.1273	US$5,808,673.28	US$640.12

(1)

Based on (i) the Canadian offering price of C$0.175 per share converted using the daily exchange rate as published by the Bank of Canada on November 3, 2022 of US$1.00 = C$1.3749, and (ii) the maximum of 45,629,798 common shares that may be issued

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to General Instruction II.F based on the SEC’s filing fee of US$110.20 per million dollars

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 under the Securities Act of 1933, as amended, shall apply to this registration statement.

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PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1. Home Jurisdiction Document

Rights Offering Circular and Notice of Rights Offering, attached hereto.

All references to CDN $ or $ in the Rights Offering Circular or Notice of Rights Offering refer to Canadian Dollars.

Item 2. Informational Legends

See outside front cover page of the Rights Offering Circular, attached hereto.

Item 3. Incorporation of Certain Information by Reference

None.

Item 4. List of Documents Filed with the Commission

The documents filed with the United States Securities and Exchange Commission as part of this registration statement are listed in the Rights Offering Circular under the caption “Documents Filed as Part of the Registration Statement”.

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CANAGOLD RESOURCES LTD.

RIGHTS OFFERING NOTICE

Notice to Security Holders – November 4, 2022

We currently have sufficient working capital to fund Canagold and advance the New Polaris project for approximately 3 months. We require 100% of the offering in order to fund Canagold and advance the New Polaris project for approximately 12 months.

The purpose of this notice is to advise holders (“Shareholders”) of common shares (“Common Shares”) of Canagold Resources Ltd. (“Canagold”) of a proposed offering of rights (“Rights”) of Canagold (the “Rights Offering”).

References in this notice to “we”, “our”, “us” and similar terms are to Canagold. References in this notice to “you”, “your” and similar terms are to the Shareholders.

1. Who can participate in the rights offering?

We are issuing to the registered and beneficial Shareholders of Common Shares of record at the close of business on November 10, 2022 (the “Record Date”) rights to subscribe for Common Shares on the terms described in our Rights Offering circular (the “Rights Offering Circular”). Each Shareholder of record at market close on the Record Date who is resident in an Eligible Jurisdiction (as defined below) may participate in the Rights Offering.

2. Who is eligible to receive rights?

The offer of these securities is made in (i) all provinces and territories of Canada except Quebec, (ii) each state of the United States (excluding Arizona, Arkansas, California, Minnesota, Ohio, Utah and Wisconsin), and (iii) in all jurisdictions outside Canada and the United States excluding any jurisdiction that does not provide a prospectus exemption substantially similar to the exemption provided in Canada or that otherwise requires obtaining any approvals of a regulatory authority in such jurisdiction or the filing of any document by Canagold in such jurisdiction in connection with this offering (collectively, the “Eligible Jurisdictions”). In addition, the offering is not being made in jurisdictions where Canagold is not eligible to make such offer. The Rights are being offered only to Shareholders resident in Eligible Jurisdictions (“Eligible Holders”).

The offer and sale of the Common Shares issuable upon exercise of the Rights within the United States is being registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). Notwithstanding registration under the U.S. Securities Act, the securities or “blue sky” laws of certain states (including Arizona, Arkansas, California, Minnesota, Ohio, Utah and Wisconsin) may restrict exercise of the Rights. Shareholders in, or that hold their securities for the account or benefit of any person in, such jurisdictions will not be permitted to exercise their Rights but may transfer the Rights outside of the United Sates in accordance with Regulation S under the U.S. Securities Act.

This notice is not to be construed as an offering of the Rights, nor are the Common Shares issuable upon exercise of the Rights offered for sale, in any jurisdiction outside the Eligible Jurisdictions or to Shareholders who are residents of any jurisdiction other than the Eligible Jurisdictions (“Ineligible Holders”).

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Ineligible Holders will not receive a DRS Advice (as defined below), but will be sent a letter describing how Ineligible Holders may (i) participate in the Rights Offering, in Canagold’s discretion, or (ii) transfer their Rights. If Ineligible Holders do not satisfy Canagold of their eligibility to participate in the Rights Offering or notify and provide transfer instructions to Computershare Investor Services Inc. (the “Rights Agent”), the subscription agent retained by the Canagold in connection with the Rights Offering, on or before 2:00 p.m. (Pacific time) (the “Expiry Time”) on December 9, 2022 (the “Expiry Date”), their Rights may not be exercised. Instead, the Rights Agent will attempt to sell any remaining such Rights for the account of the registered Ineligible Holders. The Right Agent will distribute the proceeds from such sale, if any, pro rata to the registered Ineligible Holders. Any Rights remaining unexercised by the Expiry Time will be null and void.

3. How many rights are we offering?

We are offering a maximum of 91,259,596 Rights to Eligible Holders on the Record Date to purchase up to an aggregate of 45,629,798 Common Shares.

4. How many rights will you receive?

We are offering each Eligible Holder one (1) Right for every one (1) Common Share held as of the Record Date. No fractional Rights will be issued. The holder’s entitlement will be reduced to the next lowest whole number of Rights.

5. What does one right entitle you to receive?

Each two (2) Rights entitles an Eligible Holder to one (1) Common Share at a subscription price of $0.175 per Common Share (the “Basic Subscription Privilege”) until the Expiry Time on the Expiry Date.

Any Eligible Holder who exercises all of their Rights under the Basic Subscription Privilege will also have the additional privilege of subscribing, pro rata, for additional Common Shares at the subscription price (the “Additional Subscription Privilege”). The Common Shares available under the Additional Subscription Privilege will be those Common Shares issuable in the Rights Offering that have not been subscribed and paid for under the Basic Subscription Privilege by the Expiry Time.

Any Eligible Holder who exercises their Rights must enclose payment in Canadian funds by certified cheque, bank draft or money order payable to the order of Computershare Investor Services Inc., Canagold’s rights agent on or before the Expiry Time on the Expiry Date.

6. How will you receive your rights?

Registered Eligible Holders – If you are a registered Eligible Holder of Common Shares, a DRS advice (a “DRS Advice”) representing the total number of Rights that you are entitled to as of the Record Date and a subscription form (a “Subscription Form”) are enclosed with this notice.

Beneficial Eligible Holders – You are a beneficial Eligible Holder of Common Shares if you hold your Common Shares through a securities broker or dealer, bank or trust company or other participant (a “Participant”) in the book-based system administered by CDS Clearing and Depository Services Inc. (“CDS”). The total number of Rights to which all beneficial Eligible Holders as of the Record Date are entitled will be issued to and deposited with CDS following the Record Date. If you are a beneficial Eligible Holder, we expect you will receive a confirmation of the number of Rights issued to you from the applicable Participant in accordance with the practices and procedures of that Participant. CDS will be responsible for establishing and maintaining book-entry accounts for Participants holding Rights.

7. When and how can you exercise your rights?

The period to exercise the Rights expires at the Expiry Time on the Expiry Date.

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If you are a registered Eligible Holder who receives a DRS Advice, you must complete and deliver your Subscription Form on or before the Expiry Time on the Expiry Date to the Rights Agent as follows:

By Hand Delivery or Courier: Computershare Investor Services Inc. 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 Attention: Corporate Actions	By Mail: Computershare Investor Services Inc. PO Box 7021 31 Adelaide Street East Toronto, Ontario M5C 3H2 Attention: Corporate Actions

If you are a beneficial Eligible Holder, you must arrange exercises, transfers or purchases of Rights through your Participant on or before the Expiry Time on the Expiry Date or such earlier time as required by your Participant. We expect that each beneficial Eligible Holder will receive a customer confirmation of issuance or purchase, as applicable, from their Participant through which the Rights are issued in accordance with the practices and policies of such Participant.

8. What are the next steps?

This notice contains key information that you should know about Canagold. You can find more details in our Rights Offering Circular, a copy of which can be obtained on Canagold’s profile at www.SEDAR.com or you can ask your dealer representative for a copy, or contact Canagold at 604-685-9700. You should read the Rights Offering Circular, along with Canagold’s continuous disclosure record, to make an informed decision.

Dated November 4, 2022

(signed) “Catalin Kilofliski”

Catalin Kilofliski

Chief Executive Officer

Canagold Resources Ltd.

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PLEASE READ THIS MATERIAL CAREFULLY AS YOU ARE REQUIRED TO MAKE A DECISION PRIOR TO 2:00 P.M. (PACIFIC TIME) ON DECEMBER 9, 2022.

This rights offering circular (this “Circular”) has been prepared by management. No securities regulatory authority or regulator has assessed the merits of these securities or reviewed this Circular. Any representation to the contrary is an offence.

This is the Circular we referred to in the November 4, 2022 rights offering notice (the “Notice”), which you should have already received. Your DRS advice and relevant forms were enclosed with the Notice. This Circular should be read in conjunction with the Notice and our continuous disclosure prior to making an investment decision.

The offer of these securities is made in (i) all provinces and territories of Canada except Quebec, (ii) each state of the United States (excluding Arizona, Arkansas, California, Minnesota, Ohio, Utah and Wisconsin), and (iii) in all jurisdictions outside Canada and the United States excluding any jurisdiction that does not provide a prospectus exemption substantially similar to the exemption provided in Canada or that otherwise requires obtaining any approvals of a regulatory authority in such jurisdiction or the filing of any document by the Company in such jurisdiction in connection with this offering (collectively, the “Eligible Jurisdictions”). In addition, the offering is not being made in jurisdictions where the Company is not eligible to make such offer.

Rights Offering Circular	November 4, 2022

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CANAGOLD RESOURCES LTD.

We currently have sufficient working capital to fund Canagold and advance the New Polaris project for approximately 3 months. We require 100% of the offering in order to fund Canagold and advance the New Polaris project for approximately 12 months.

OFFERING OF RIGHTS TO SUBSCRIBE FOR SHARES AT A PRICE OF $0.175 PER SHARE

References in this Circular to “we”, “our”, “us” and similar terms are to Canagold Resources Ltd. (“Canagold” or the “Company”). References in this Circular to “you”, “your” and similar terms are to holders of Canagold’s common shares (the “Shares”). Unless otherwise indicated, references herein to “$” or “dollars” are to Canadian dollars.

SUMMARY OF THE RIGHTS OFFERING

Why are you reading this Circular?

We are issuing to the holders of our outstanding Shares and who are resident in an Eligible Jurisdiction, rights to subscribe for Shares on the terms described in this Circular. The purpose of this Circular is to provide you with detailed information about your rights and obligations in respect of the rights offering (the “Rights Offering”). This Circular should be read in conjunction with the Notice.

What is being offered?

Each holder of Shares of Canagold of record at close of market on November 10, 2022 (the “Record Date”) who is resident in an Eligible Jurisdiction will be offered one (1) right (a “Right”) for each one (1) Share held. No fractional Rights will be issued. All fractional Rights will be rounded down to the next lowest whole number of Rights and no additional compensation will be paid.

Who is eligible to receive Rights?

The Rights are being offered only to shareholders resident in Eligible Jurisdictions (“Eligible Holders”). Shareholders will be presumed to be resident in the place shown on their registered address, unless the contrary is shown to our satisfaction. Neither the Notice nor this Circular is to be construed as an offering of the Rights, nor are the Shares issuable upon exercise of the Rights offered for sale, in any jurisdiction outside of Eligible Jurisdictions or to shareholders who are residents of any jurisdiction other than the Eligible Jurisdictions (“Ineligible Holders”).

Ineligible Holders will not receive a DRS Advice or Subscription Form (as herein defined), but will be sent a letter advising them that their Rights will be held by Computershare Investor Services Inc. (the “Rights Agent”), who will hold such Rights as agent for the benefit of all such Ineligible Holders. See “How to exercise the Rights?  Who is eligible to receive Rights?”

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What does one Right entitle you to receive?

Each two (2) Rights entitles you to subscribe for one (1) Share of Canagold at a subscription price of $0.175 per Share (the “Basic Subscription Privilege”) until 2:00 p.m. (Pacific time) on December 9, 2022.

If you exercise your Basic Subscription Privilege in full, you will also be entitled to subscribe pro rata for Shares (the “Additional Shares”) not otherwise purchased, if any, pursuant to the Basic Subscription Privilege (the “Additional Subscription Privilege”).

What is the subscription price?	$0.175 per Share (the “Subscription Price”).
When does the Offer expire?	2:00 p.m. (Pacific time) on December 9, 2022 (the “Expiry Date”).
What are the significant attributes of the Rights issued under the Rights Offering and the securities to be issued upon the exercise of the Rights?

Each two (2) Rights entitles you to subscribe for one (1) Share at the Subscription Price. The Rights are transferable. See “How does a Rights holder sell or transfer Rights?” A Right does not entitle the holder thereof to any rights whatsoever as a securityholder of Canagold other than the right to subscribe for and purchase Shares on the terms and conditions described herein.

We are authorized to issue an unlimited number of Shares of which 91,259,596 are issued and outstanding as of the date hereof. Holders of Shares are entitled to dividends if, as and when declared by our directors, to one vote per share at meetings of our shareholders and, upon liquidation, to receive such assets of Canagold as are distributable to the holders of the Shares.

What are the minimum and maximum number or amount of Shares that may be issued under the Rights Offering?

A maximum of 45,629,798 Shares (the “Offering”) will be issued under the Rights Offering. There is no minimum number of Shares that will be issued under the Rights Offering. The full amount of the Offering has been guaranteed by Sun Valley Investments AG (the “Standby Purchaser”) pursuant to the Rights Offering Standby Guaranty Agreement between Canagold and the Standby Purchaser.

See also “Standby Commitment” for a description of certain limits and conditions in respect of the Standby Purchaser.

Where will the Rights and the securities issuable upon the exercise of the Rights be listed for trading?

The Company’s Shares are listed for trading on the Toronto Stock Exchange (the “TSX”) under the trading symbol “CCM” and will commence trading “Ex-Rights” on November 9, 2022.

The Rights will trade on the TSX under the trading symbol “CCM.RT” on November 9, 2022 until 12:00 p.m. (Eastern time) on December 9, 2022.

The Shares issuable upon the exercise of the Rights will also trade on the TSX.

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This rights offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this rights offering circular in accordance with the disclosure requirements of Canada. Prospective investors should be aware that those requirements are different from those of the United States.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the issuer is organized under the laws of British Columbia, Canada, that a majority of its directors and officers named in this Circular are residents of Canada, and that a substantial portion of the assets of the issuer and of said persons are located outside the United States.

THE SECURITIES OFFERED BY THIS CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY STATE SECURITIES REGULATOR NOR HAS THE SEC OR ANY STATE SECURITIES REGULATOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

FORWARD-LOOKING STATEMENTS

This Circular contains forward-looking statements. All statements, other than statements of historical fact that address activities, events or developments that we believe, expect or anticipate will or may occur in the future are forward-looking statements. These forward-looking statements reflect our current expectations or beliefs based on information currently available to us. Forward-looking statements in this Circular include, without limitation, statements with respect to: our expectations regarding the estimated costs of the Rights Offering and the net proceeds to be available upon completion; the use of proceeds from the Rights Offering and the availability of funds from sources other than the Rights Offering; and our ability to continue as a going concern.

Forward-looking statements are subject to a number of risks and uncertainties that may cause our actual results to differ materially from those discussed in the forward-looking statements and, even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, us. Factors that could cause actual results or events to differ materially from current expectations include, among other things, uncertainties relating to the availability and cost of funds; closing the Rights Offering; delays in obtaining or failure to obtain required approvals to complete the Rights Offering and the standby commitment; the uncertainty associated with estimating costs to complete the Rights Offering, including those yet to be incurred; and other risks related to our business and the Rights Offering and standby commitment.

Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, we disclaim any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although we believe that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to their inherent uncertainty.

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USE OF AVAILABLE FUNDS

What will our available funds be upon the closing of the Rights Offering?

Pursuant to the Rights Offering, the Company will raise gross proceeds of $7,985,215. The Company estimates that it will have the following funds available after given effect to the Rights Offering.

	Assuming 15% of Rights Offering	Assuming 50% of Rights Offering	Assuming 75% of Rights Offering	Assuming 100% of Rights Offering or Standby Commitment
Amount to be raised by the Rights Offering	$1,197,782	$3,992,608	$5,988,911	$7,985,215
Selling commissions and fees	$59,889	$199,630	$299,446	$399,261
Estimated offering costs (e.g., legal, accounting, audit)	$100,000	$100,000	$100,000	$100,000
Available funds: D = A - (B+C)	$1,037,893	$3,692,978	$5,589,465	$7,485,954
Additional sources of funding required	N/A	N/A	N/A	N/A
Working capital as of June 30, 2022	$201,000	$201,000	$201,000	$201,000
Total: G = (D+E) + F	$1,238,893	$3,893,978	$5,790,465	$7,686,954

The Company’s working capital since June 30, 2022 has increased by $2,500,000 in August 2022 through the receipt of an advance payment from the Standby Purchaser in the form of a Bridge Loan (as defined below) and receipt of $1,500,000 on October 20, 2022 from closing of charity flow-through financing (see “How will we use the available funds?” below).

How will we use the available funds?

We plan to use the net proceeds of the Rights Offering to repay the advance payment received from the Standby Purchaser in the form of a Bridge Loan, for advancing Canagold’s mineral properties and for general corporate purposes.

Description of intended use of available funds listed in order of priority.	Assuming 15% of Rights Offering	Assuming 50% of Rights Offering	Assuming 75% of Rights Offering	Assuming 100% of Rights Offering
Advance Mineral Properties	Nil	$393,978	$2,290,465	$4,186,954
Repayment of Bridge Loan	$1,238,893	$2,500,000	$2,500,000	$2,500,000
General corporate purposes	Nil	$1,000,000	$1,000,000	$1,000,000
Total: Equal to G in the available funds)	$1,238,893	$3,893,978	$5,790,465	$7,686,954

We intend to spend the available funds as stated.  We will reallocate funds only for sound business reasons.

The ability of the Company to continue operations and carry out its planned business objectives is dependent on its ability to raise adequate financing from shareholders and other investors, the continued support from its directors, creditors and stakeholders, and the successful development of mineral properties or alternatively upon the Company’s ability to dispose of its interest in mineral properties on an advantageous basis in the future.  The outcome of these matters cannot be predicted at this time.  Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company.  The above factors indicate the existence of a material uncertainty that may cast significant doubt upon the Company’s ability to continue as a going concern and, therefore, it may be unable to realize its assets and liabilities in the normal course of business.

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In August 2022, the Company obtained a bridge loan of $2,500,000 (the “Bridge Loan”) from the Standby Purchaser, a 23.5 % shareholder of the Company, as an advance payment in respect of the Standby Guaranty. The Bridge Loan is unsecured, bearing interest at the rate of 5.5% per annum, is payable upon the earlier of (i) the completion of the Rights Offering, (ii) 12 months after the date of the Bridge Loan agreement and (iii) the termination of the Standby Guaranty.

The Company intends to use proceeds from the Rights Offering towards advancing Canagold’s mineral properties, which includes engineering, environmental and maintenance costs relating to our properties, the repayment of the Bridge Loan and for general corporate purposes.

We are in the exploration stage and have not generated any revenues from operations. Accordingly, we have had negative operating cash flows since inception and expect that negative operating cash flows will continue until such time as economically viable operations are initiated. We anticipate incurring operating losses for the foreseeable future. We base this expectation, in part, on the fact that very few mineral claims in the exploration stage ultimately develop into producing, profitable mines. Our future financial results are also uncertain due to a number of factors, some of which are outside our control. These factors include the following:

•	our ability to raise additional funding;
•	the market price for any minerals that may be discovered on our properties; and
•	the results of our proposed exploration and development of our properties.

We have not attained profitable operations and are dependent upon obtaining financing to pursue our proposed exploration activities. For these reasons there is substantial doubt that we will be able to continue as a going concern.

How long will the available funds last?

We expect the Rights Offering will be sufficient to meet our working capital requirements for approximately 12 months from the date of this Circular. It is sufficient to meet our working capital requirements for the Company to  advance our properties.

Our only present means of acquiring investment capital is by means of the sale of our Shares. We have limited funds to engage in exploration and development, which will be necessary to exploit our properties and make additional acquisition payments in order to maintain our property interests. There is no assurance that we will be able to raise additional financing in the future.

INSIDER PARTICIPATION

Will insiders be participating?

The Company believes that its directors, officers and 10% shareholders who own Shares intend to exercise all of their Rights to purchase Shares under their Basic Subscription Privilege. In addition, the Standby Purchaser has informed the Company that it intends to exercise its Basic Subscription Privilege.

This reflects the intentions of such “insiders” (as defined in applicable Canadian securities legislation) as of the date hereof to the extent such intentions are reasonably known to the Company; however, such insiders may alter their intentions before the Expiry Time on the Expiry Date. No assurance can be given that the respective insiders will exercise their Rights to acquire Shares. As at the date hereof, insiders of the Company, own or exercise control or direction over, directly or indirectly, 21,934,007 Shares, representing approximately 24.03% of the issued and outstanding Shares. In the event that these Shareholders purchase 10,967,003 Shares pursuant to the Basic Subscription Privilege, these Shareholders would own an aggregate of 32,901,010 Shares.

In addition, the Standby Purchaser has provided a standby commitment for the full amount of the Rights Offering (see “Standby Commitment” below).

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Who are the holders of 10% or more of our securities before and after the Rights Offering?

To the knowledge of the directors and senior officers of Canagold, as at the date hereof, no person or company beneficially owns, directly or indirectly, or controls or directs more than 10% of any class of Canagold’s voting securities, other than as set out below.

Name	Holdings before the Rights Offering	Holdings after the Rights Offering
Sun Valley Investments LLC	21,490,371 Shares (23.55%)(1)	32,235,556 Shares (23.55%) (2)

(1)	Based on 91,259,596 issued and outstanding Shares.
(2)

Based on 136,889,394 issued and outstanding Shares, assuming the issuance of 100% of the Shares under the Rights Offering and full exercise of the shareholders’ Basic Subscription Privilege and no acquisitions made under the Standby Purchaser’s standby guaranty.

The Rights that will be issued to the above noted insiders under the Rights Offering are eligible to be exercised pursuant to the Basic Subscription Privilege. In addition, the above noted insiders are eligible to exercise the Additional Subscription Privilege (if available).

If no shareholder other than the Standby Purchaser exercise the Basic Subscription Privilege and the Standby Purchaser acquires all available Shares pursuant to its standby guaranty of 45,629,798 shares, the Standby Purchaser would hold 67,120,169 Shares representing approximately 49.03% of the Company’s issued and outstanding Shares.

DILUTION

If you do not exercise your Rights, by how much will your security holdings be diluted?

If you wish to retain your current percentage ownership of the Shares, you should exercise your Rights and pay the Subscription Price for the Shares to which you are entitled under the Basic Subscription Privilege. If you fail to do so, your percentage ownership of the Shares will be diluted by approximately 33%.

As an illustration, if you own 1,000,000 Shares on the Record Date, fail to exercise your right to purchase 500,000 Shares under the Offering, and all other Shareholders fully exercise their Basic Subscription Privilege and Additional Subscription Privilege (i.e., the Company issues 45,629,798 Shares, your percentage ownership of the issued and outstanding Shares will change from 1.10% to 0.73%.

STANDBY COMMITMENT

Who is the Standby Purchaser and what are the fees?

We have entered into a rights offering standby guaranty agreement with the Standby Purchaser dated October 28, 2022 whereby if no shareholder other than the Standby Purchaser exercise their Basic Subscription Privilege, the Standby Purchaser will purchase up to but not exceeding 45,629,798 Shares (the “Standby Guaranty”). For example, if we have received subscriptions for $75,000 of Shares by the Expiry Date, other than the Standby Purchaser’s Basic Subscription Privilege subscription for $1,880,407 of Shares, then the Standby Purchaser will be obligated to purchase $6,029,808 of Shares under the Standby Guaranty in order to complete the Rights Offering.

The Company intends to proceed with the Rights Offering even if the Standby Purchaser’s obligations under the Standby Agreement are not met. However, if the Standby Purchaser becomes entitled to terminate such obligation and thereafter do so, the anticipated proceeds of the Rights Offering may not be fully realized and this may have a material adverse effect on the Company. The Standby Purchaser may terminate the Standby Agreement under certain circumstances including if (i) any Material Adverse Change (as defined in the Standby Agreement) occurs at any time following the execution of the Standby Agreement; (ii) the Company is in material default of its obligations under the Standby Agreement and fails to remedy such breach; (iii) if the Company fails to satisfy any of the timing requirements set out in the Standby Agreement.

In consideration for the Standby Commitment, the Company will pay to the Standby Purchaser a cash fee of 5% of the aggregate Subscription price for the Shares taken up by the Standby Purchaser pursuant to the Standby Guaranty

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The Standby Purchaser is an “insider” and a “related party” of the Company (as such terms are defined under applicable securities laws) by virtue of it having beneficial ownership of, or control or direction over, directly or indirectly, securities of the Company carrying more than 10% of the voting rights attached to all of the Company’s outstanding voting securities.

Have we confirmed that the Standby Purchaser has the financial ability to carry out its standby commitment?

Yes, the Company has confirmed that the Standby Purchaser has the financial ability to carry out the Standby Guaranty. The Company further notes that the Standby Purchaser has already advanced as an interest bearing demand loan an aggregate of $2,500,000 to the Company, which will be repaid upon completion of the Rights Offering.

What are the security holdings of the standby guarantors before and after the Rights Offering?

See “Insider Participation” – who are the holders of 10% or more of our securities before and after the Rights Offering?”

MANAGING DEALER, SOLICITING DEALER AND UNDERWRITING CONFLICTS

Who is the managing or soliciting dealer and what are its fees?

There is no managing dealer or soliciting dealer in respect of the Rights Offering nor any fees payable.

HOW TO EXERCISE THE RIGHTS

How does a security holder that is a registered holder participate in the Rights Offering?

If you are a registered holder of Shares, a direct registration advice issued under the Rights Agent’s direct registration system (the “DRS Advice”) representing the total number of transferable Rights to which you are entitled as of the Record Date and a Rights subscription form (the “Subscription Form”) have been mailed to you with a copy of the Notice. To exercise the Rights represented by the DRS Advice, you must complete and deliver the Subscription Form in accordance with the instructions set out below. Rights not exercised at or prior to 2:00 p.m. (Pacific time) on December 9, 2022 (the “Expiry Time”) will be void and of no value. The method of delivery is at the discretion and risk of the holder of the Rights and delivery to the Rights Agent will only be effective when actually received by the Rights Agent at its office. See “Appointment of Rights Agent – Who is the Rights Agent?”.  Subscription Forms and payments received after the Expiry Time will not be accepted.

In order to exercise your Rights you must:

1.

Complete and sign Box 1 of the Subscription Form. The maximum number of Rights that you may exercise under the Basic Subscription Privilege is shown on the face of the DRS Advice. If you complete Box 1 of the Subscription Form so as to exercise some but not all of the Rights evidenced by the DRS Advice, you will be deemed to have waived the unexercised balance of such Rights, unless you otherwise specifically advise the Rights Agent at the time the Subscription Form is delivered to the Rights Agent.

2.

Additional Subscription Privilege. Complete and sign Box 2 of the Subscription Form only if you also wish to participate in the Additional Subscription Privilege. See “How to Exercise the Rights? – What is the Additional Subscription Privilege?”

3.

Enclose payment in Canadian funds by certified cheque, bank draft or money order payable to the order of Computershare Investor Services Inc. In order to purchase one Share, you must own two (2) Rights and pay a price of $0.175 per Share. In addition to the amount payable for any Shares you wish to purchase under the Basic Subscription Privilege, you must also pay the amount required for any Shares subscribed for under the Additional Subscription Privilege.

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4.

Delivery. Deliver or mail the completed Subscription Form and payment in the enclosed return envelope addressed to the Rights Agent so that it is received before the Expiry Time. If you are mailing your documents, registered mail is recommended. Please allow sufficient time to avoid late delivery.  The address for the Rights Agent is as follows:

By Hand Delivery or Courier: Computershare Investor Services Inc. 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 Attention: Corporate Actions	By Mail: Computershare Investor Services Inc. PO Box 7021 31 Adelaide Street East Toronto, Ontario M5C 3H2 Attention: Corporate Actions

The signature on the Subscription Form must correspond in every particular with the name that appears on the face of the Subscription Form.

Signatures by a trustee, executor, administrator, guardian, attorney, officer of a company or any person acting in a fiduciary or representative capacity should be accompanied by evidence of authority satisfactory to the Rights Agent. We will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance of any subscription in our sole discretion. Subscriptions are irrevocable. We reserve the right to reject any subscription if it is not in proper form or if the acceptance thereof or the issuance of Shares pursuant thereto could be unlawful. We also reserve the right to waive any defect in respect of any particular subscription. Neither we nor the Rights Agent is under any duty to give any notice of any defect or irregularity in any subscription, nor will we be liable for the failure to give any such notice.

How does a security holder that is not a registered holder participate in the Rights Offering?

You are a beneficial Eligible Holder if you hold your Shares through a securities broker or dealer, bank or trust company or other participant (a “Participant”) in the book-based system administered by CDS Clearing and Depository Services Inc. (“CDS”). The total number of Rights to which all beneficial Eligible Holders as of the Record Date are entitled will be issued to CDS and will be deposited with CDS following the Record Date. We expect that each beneficial Eligible Holder will receive a confirmation of the number of Rights issued to it from the applicable Participant in accordance with the practices and procedures of that Participant. CDS will be responsible for establishing and maintaining book-entry accounts for Participants holding Rights.

Neither we nor the Rights Agent will have any liability for (i) the records maintained by CDS or Participants relating to the Rights or the book-entry accounts maintained by them, (ii) maintaining, supervising or reviewing any records relating to such Rights, or (iii) any advice or representations made or given by CDS or Participants with respect to the rules and regulations of CDS or any action to be taken by CDS or Participants.

If you are a beneficial Eligible Holder:

1.

to exercise your Rights held through a Participant, you must instruct such Participant to exercise all or a specified number of such Rights, and forward to such Participant, the Subscription Price for each Share that you wish to subscribe for; and

2.

you may subscribe for Additional Shares pursuant to the Additional Subscription Privilege by instructing such Participant to exercise the Additional Subscription Privilege in respect of the number of Additional Shares you wish to subscribe for, and forwarding to such Participant the Subscription Price for such Additional Shares requested.

Any excess funds will be returned to the applicable Participant for the account of the beneficial holder, without interest or deduction.

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Who is eligible to receive Rights?

The Rights Offering is only being made to Eligible Holders. The Rights and Shares issuable upon exercise of the Rights are not being offered, with limited exceptions, to persons who are or appear to be, or who the Company or the Rights Agent have reason to believe are, residents of jurisdictions other than the Eligible Jurisdictions, nor will the Company or Rights Agent accept subscriptions from any Ineligible Holder or from any transferee of Rights who is or appears to be, or who the Company or Rights Agent have reason to believe is, a resident of any jurisdiction or place other than the Eligible Jurisdictions, unless such security holder or transferee satisfies the Company on or before December 2, 2022 that such offering to and subscription by such security holder or transferee is lawful and in compliance with all securities and other laws applicable in the Eligible Jurisdictions and the jurisdiction where such security holder or transferee is resident and would not require the Company to file any documentation, make any application or make any payment of any nature whatsoever. Following such date and prior to the Expiry Time, the Rights Agent shall, for the account of registered Ineligible Holders, attempt to sell the Rights of such Ineligible Shareholders represented by DRS Advices in the possession of the Rights Agent on such date(s) and at such price(s) as the Rights Agent determines in its sole discretion. No charge will be made for the sale of Rights by the Rights Agent except for a proportionate share of any brokerage commissions incurred by the Rights Agent and the costs of or incurred by the Rights Agent in connection with the sale of the Rights. Ineligible Holders will not be entitled to instruct the Rights Agent in respect of the price or the time at which the rights are to be sold. The Rights Agent will endeavour to effect sales of Rights on the open market and any proceeds received by the Rights Agent with respect to the sale of Rights net of brokerage fees and costs incurred and, if applicable, the Canadian tax required to be withheld, will be divided on a pro rata basis among such registered Ineligible Holders and delivered by mailing cheques in Canadian funds as soon as practicable to such registered Ineligible Holders at their addresses recorded on the Company’s books. Amounts of less than $10.00 will not be remitted. The Rights Agent will act in its capacity as agent of the registered Ineligible Holders on a best-efforts basis only and the Company and the Rights Agent do not accept responsibility for the price obtained on the sale of, or the inability to sell, the Rights on behalf of any registered Ineligible Holder.

Notwithstanding the foregoing, Ineligible Holders will be allowed to exercise their Rights, if they establish to the satisfaction of the Company that the receipt by them of the Rights and the issuance to them of the Shares upon the exercise of the Rights: (a) will not be in violation of the laws of their jurisdiction of residence or other applicable jurisdiction; and (b) will not impose any requirement on the Company to comply with legal requirements in the applicable jurisdiction other than those being complied with for the offering of Rights in the Eligible Jurisdictions, or if management of the Company, in its own discretion, agrees to meet the legal requirements of the applicable jurisdiction.

DRS Advices in respect of Rights issued to Ineligible Holders will not be issued and forwarded to Ineligible Holders. Ineligible Holders have been sent the Notice of Rights Offering for information purposes only, together with a letter advising them that their DRS Advices will be issued to and held by the Rights Agent, which will hold such Rights as agent for the benefit of all Ineligible Holders. Instructions as to the exercise of the Rights held by Ineligible Holders will not be accepted from such shareholders (unless such holders satisfy the Company that the offer of Rights to, and subscriptions by, such holders is lawful and in compliance with all securities and other laws as described in the paragraph immediately above). Ineligible Holders may transfer their rights, provided that (i) such holders notify and provide transfer instructions to the Company and the Rights Agent, in writing, on or before December 2, 2022, and (ii) that the transferee’s address on the transfer instructions is in an Eligible Jurisdiction. If the Company (i) is not satisfied that the offer of Rights to, and subscription by, such Ineligible Holders is lawful and in compliance with all securities and other laws as described in the paragraph immediately above, and (ii) does not receive transfer instructions from such Ineligible Holders to a transferee with an address in an Eligible Jurisdiction, such Rights will expire on the Expiry Date.

Shareholders will be presumed to be resident in the place of their registered address, unless the contrary is shown to the satisfaction of the Company. A registered Ineligible Holder whose address of record is outside the Eligible Jurisdictions but who holds Shares on behalf of a holder who is eligible to participate in the Rights Offering must notify the Company and the Rights Agent, in writing, on or before December 2, 2022 if such beneficial holder wishes to participate in the Rights Offering. Otherwise, the Rights will expire on the Expiry Date.

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Rights delivered to brokers, dealers or other Participants may not be delivered by those intermediaries to Ineligible Holders. Participants receiving Rights that would otherwise be deliverable to Ineligible Holders may attempt to sell those Rights for the accounts of such Ineligible Holders and should deliver the proceeds of sale to such persons. Participants are responsible for any action pertaining to Rights that may have been received on behalf of Ineligible Holders who are not eligible to participate in the Rights Offering.

Holders of Rights who are Ineligible Holders should be aware that the acquisition and disposition of the Rights and Shares may have tax consequences in the jurisdiction where they reside and in Canada that are not described herein. Consequently, such Ineligible Holders should consult their own tax advisors concerning the tax implications of acquiring or disposing of Rights or Shares.

What is the Additional Subscription Privilege and how can you exercise this privilege?

Eligible Holders who has exercised all the Rights evidenced by such holder’s DRS Advice may subscribe for Additional Shares, if available, at the Subscription Price. Additional Shares will be allocated from those Shares, if any, available as a result of Rights that are unexercised by the Expiry Time.

If the aggregate number of Additional Shares subscribed for by those who exercise their Additional Subscription Privilege is less than the number of available Additional Shares, each such holder of rights will be allotted the number of Additional Shares subscribed for under the Additional Subscription Privilege.

If the aggregate number of Additional Shares subscribed for by those who exercise their Additional Subscription Privilege exceeds the number of available Additional Shares, each such holder of Rights will be entitled to receive the number of Additional Shares equal to the lesser of  (i) the number of Shares that holder subscribes for under the Additional Subscription Privilege, and (ii) the number of Shares that is equal to the aggregate number of Shares available through unexercised Rights multiplied by the quotient of the number of Rights previously exercised by such holder under the Rights Offering divided by the aggregate number of Rights previously exercised under the Rights Offering by holders of Rights that have subscribed for Shares under the Additional Subscription Privilege.

A Rights holder may subscribe for Additional Shares by (i) completing and signing Box 2 of the Subscription Form, and (ii) delivering the Subscription Form, together with payment for those Additional Shares, to the Rights Agent on or before the Expiry Time. If payment for all Additional Shares subscribed for pursuant to the Additional Subscription Privilege does not accompany the subscription, the over-subscription will be invalid.

If the Rights Offering is fully subscribed, then the funds included for any over-subscriptions will be returned by us to the relevant shareholders. If the Rights Offering is not fully subscribed, certificates representing the Shares, due to shareholders as a result of over-subscriptions will be delivered by us together with the certificates representing such securities due to those shareholders pursuant to their subscriptions in accordance with the Basic Subscription Privilege. In addition, we will return to any over-subscribing shareholder within 30 calendar days of the Expiry Date any excess funds paid in respect of an over-subscription for Shares where the number of Additional Shares available to that shareholder is less than the number of Additional Shares subscribed for. No interest will be payable by us in respect of any excess funds returned to shareholders.

How does a Rights holder sell or transfer Rights?

The Rights will trade on the TSX. Holders of Rights not wishing to exercise their Rights may sell or transfer them directly or through their securities broker or dealer at the shareholder’s expense, subject to any applicable resale restrictions. Rights will not be registered in the name of an Ineligible Holder. Holders of Rights may elect to exercise only a part of their Rights and dispose of the remainder or dispose of all of their Rights. Any commission or other fee payable in connection with the exercise or any trade of Rights is the responsibility of the holder of such Rights. Depending on the number of Rights a holder may wish to sell, the commission payable in connection with a sale of Rights could exceed the proceeds received from such sale.

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If you are a registered holder of Rights and wish to transfer your Rights, you must obtain a Stock Power of Attorney form (a “Transfer Form”) from the Right Agent, complete the form and have the signature guaranteed by an “eligible institution” to the satisfaction of the Rights Agent. For this purpose, eligible institution means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program, or a member of the Stock Exchange Medallion Program. Members of these programs are usually members of a recognized stock exchange in Canada or members of the Investment Industry Regulatory Organization of Canada.

It is not necessary for a transferee to obtain a new Rights DRS Advice for the transferee to exercise the rights or the Additional Subscription Privilege, but the signature of the transferee on Forms 1 and 2 must correspond in every particular with the name of the transferee shown on the Transfer Form. If the Transfer Form is properly completed, the Company and the Rights Agent will treat the transferee as the absolute owner of the Rights DRS Advice for all purposes and will not be affected by notice to the contrary. A Rights DRS Advice so completed should be delivered to the appropriate person in ample time for the transferee to use it before the expiration of the rights.

For Eligible Holders resident in the United States, Rights may be transferred only in transactions outside of the United States in accordance with Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), which will permit the resale of the Rights by persons through the facilities of the TSX, provided that the offer is not made to a person in the United States, neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no “directed selling efforts” are conducted in the United States in connection with the resale. “Directed selling efforts” means any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the securities being offered. Certain additional conditions are applicable to the Company’s “affiliates”, as that term is defined under the U.S. Securities Act. In order to enforce this resale restriction, holders thereof will be required to execute a declaration certifying that such sale is being made outside the United States in accordance with Regulation S under the U.S. Securities Act.

When can you trade securities issuable upon the exercise of your Rights?

The underlying Shares issuable upon the exercise of your Rights will be listed on the TSX under the trading symbol “CCM” and will be available for trading on or about December 13, 2022, but no later than December 30, 2022.

Are there restrictions on the resale of securities?

The Shares issuable upon exercise of Rights distributed to shareholders in the Eligible Jurisdictions may be resold without hold period restrictions under applicable securities laws of the Eligible Jurisdictions provided that: (i) the sale is not by a “control person” of Canagold; (ii) no unusual effort is made to prepare the market or create a demand for the securities being resold; (iii) no extraordinary commission or consideration is paid to a person or company in respect of the resale; and (iv) if the selling security holder is an insider or officer of Canagold, the selling security holder has no reasonable grounds to believe that Canagold is in default of securities legislation.

The Company has filed with the SEC in the United States a registration statement on Form F-7 under the U.S. Securities Act (the “Registration Statement”) so that the Shares issuable upon the exercise of the Rights will not be subject to transfer restrictions. Notwithstanding registration under the U.S. Securities Act, the securities or “blue sky” laws of Arizona, Arkansas, California, Minnesota, Ohio, Utah and Wisconsin will restrict exercise of the Rights, and those states not considered Eligible Jurisdictions. Further, the Rights may be transferred only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act, which will permit the resale of the Rights by persons through the facilities of the TSX, provided that the offer is not made to a person in the United States, neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no “directed selling efforts”, as that term is defined in Regulation S under the U.S. Securities Act, are conducted in the United States in connection with the resale. Certain additional conditions are applicable to the Company’s “affiliates”, as that term is defined under the U.S. Securities Act. In order to enforce this resale restriction, holders thereof will be required to execute a declaration certifying that such sale is being made outside the United States in accordance with Regulation S under the U.S. Securities Act.

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The foregoing is a summary only and is not intended to be exhaustive. Holders of Rights should consult with their advisors concerning restrictions on resale, and should not resell their securities until they have determined that any such resale is in compliance with the requirements of applicable legislation.

Each holder is urged to consult their professional advisor to determine the exact conditions and restrictions applicable to the right to trade in securities.

Will we issue fractional underlying securities upon exercise of the Rights?

No. Where the exercise of Rights would appear to entitle a holder of Rights to receive a fractional Share, the holder’s entitlement will be reduced to the next lowest whole number of Shares and no additional compensation will be paid.

APPOINTMENT OF RIGHTS AGENT

Who is the Rights Agent?

Computershare Investor Services Inc. is the rights agent for the Rights Offering. The Rights Agent has been appointed to receive subscriptions and payments from holders of Rights and to perform the services relating to the exercise and transfer of the Rights.

What happens if we do not receive funds from the Standby Purchaser, or if the Rights Offering is terminated?

We have entered into an agreement with the Rights Agent under which the Rights Agent will return the money held by it to holders of Rights that have already subscribed for securities under the Rights Offering if the Rights Offering is terminated.  If the Offering is terminated, the Subscription Agent will return all funds held to holders of Rights that have subscribed for securities in connection with the Rights Offering without interest or deduction.

ADDITIONAL INFORMATION

Where can you find more information about us?

You can access our continuous disclosure documents filed with Canadian securities regulators under our issuer profile at www.sedar.com, and with the SEC at www.sec.gov.

MATERIAL FACTS AND MATERIAL CHANGES

There is no material fact or material change about us that has not been generally disclosed.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the Registration Statement of which this Circular forms a part: (i) Rights Offering Standby Guaranty Agreement dated October 28, 2022 between the Company and Sun Valley Investments AG; (ii) the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 (including the audited financial statements for the years ended December 31, 2021, 2020 and 2019); (iii) the Company’s unaudited condensed consolidated interim financial statements for the three months ended March 31, 2022 and the corresponding management’s discussion and analysis; (iv) the Company’s management information circular dated June 13, 2022;  (v) the Company’s report of voting results in respect of the annual and special meeting of shareholders of the Company held on July 19, 2022; (vi) the Company’s press release dated August 3, 2022 announcing the appointment of new CEO and Director; (vii) the Company’s unaudited condensed consolidated interim financial statements for the six months ended June 30, 2022 and the corresponding management’s discussion and analysis; (vi) the Company’s management information circular dated September 15, 2022; (viii) the Company’s news release dated October 20, 2022 announcing the results of the special meeting of shareholders of the Company held on October 17, 2022; (ix) the Company’s news release dated October 28, 2022 related to the Rights Offering; (x) the consent of Smythe LLP; (xi) the consent of Garry Biles, P.Eng; and (xii) the powers of attorney.

Shareholders in the United States are encouraged to read the Registration Statement, including exhibits, carefully and in their entirety prior to making any investment decision.

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PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The exhibits to the registration statement are:

Exhibit Number	Description
1.1

Rights Offering Standby Guaranty Agreement dated October 28, 2022 between Registrant and Sun Valley Investments AG (incorporated by reference to Exhibit 99.1 to the Registrant’s report on Form 6-K, furnished to the SEC on November 8, 2022)*

2.1	Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on May 3, 2022

2.2

Unaudited condensed consolidated interim financial statements for the three months ended March 31, 2022 (incorporated by reference to Exhibit 99.1 to the Registrant’s report on Form 6-K, furnished to the SEC on May 17, 2022)

2.3	Management’s discussion and analysis for the three months ended March 31, 2022 (incorporated by reference to Exhibit 99.2 to the Registrant’s report on Form 6-K, furnished to the SEC on May 17, 2022)

2.4

Management information circular of the Registrant dated June 13, 2022, prepared in connection with the annual and special meeting of shareholders of the Registrant held on July 19, 2022 (incorporated by reference to Exhibit 99.5 to the Registrant’s report on Form 6-K furnished to the SEC on June 16, 2022)

2.5

The Registrant’s report of voting results in respect of the annual and special meeting of shareholders of the Registrant held on July 19, 2022 (incorporated by reference to Exhibit 99.1 to the Registrant’s report on Form 6-K furnished to the SEC on July 20, 2022).

2.6

News release of the Registrant dated August 3, 2022 announcing the appointment of new CEO and Director (incorporated by reference to Exhibit 99.1 to the Registrant’s report on Form 6-K furnished to the SEC on August 4, 2022)

2.7

Unaudited condensed consolidated interim financial statements for the six months ended June 30, 2022 (incorporated by reference to Exhibit 99.1 to the Registrant’s report on Form 6-K, furnished to the SEC on August 16, 2022)

2.8	Management’s discussion and analysis for the six months ended June 30, 2022 (incorporated by reference to Exhibit 99.2 to the Registrant’s report on Form 6-K, furnished to the SEC on August 16, 2022)

2.9

Management information circular of the Registrant dated September 15, 2022, prepared in connection with the special meeting of shareholders of the Registrant held on October 17, 2022 (incorporated by reference to Exhibit 99.2 to the Registrant’s report on Form 6-K furnished to the SEC on September 20, 2022)

2.10

News release of the Registrant announcing results of the special meeting of shareholders of the Registrant held on October 17, 2022 (incorporated by reference to Exhibit 99.1 to the Registrant’s report on Form 6-K furnished to the SEC on October 20, 2022)

2.11	News release dated October 28, 2022 related to the Rights Offering (incorporated by reference to Exhibit 99.1 to the Registrant’s report on Form 6-K, furnished to the SEC on October 31, 2022)

2.12	News release dated November 7, 2022 related to the Rights Offering (incorporated by reference to Exhibit 99.1 to the Registrant’s report on Form 6-K, furnished to the SEC on November 7, 2022)

3.1	Consent of Smythe LLP, Chartered Professional Accountants

3.2	Consent of Garry Biles, P.Eng

4.1	Powers of Attorney (included on the signature page of this Registration Statement).

* Certain portions of this exhibit have been redacted as they are both not material and are of the type of information that the registrant treats as private or confidential. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request.

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PART III

CONSENT TO SERVICE OF PROCESS

Not applicable.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-7 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, British Columbia, Canada, on November 10, 2022.

CANAGOLD RESOURCES LTD.

By:	/s/ Catalin Kilofliski
Name: Catalin Kilofliski
Title: Chief Executive Officer

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SIGNATURES AND POWERS OF ATTORNEY

The Registrant and each person whose signature appears below constitutes and appoints each of Catalin Kilofliski and Philip Yee as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and registration statements filed pursuant to Rule 429 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the United States Securities and Exchange Commission, and hereby grants to each such attorney-in-fact and agent, each acting alone, full power and authority to do and perform each and every act and thing whatsoever necessary or advisable to be done, as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by or on behalf of the following persons in the capacities indicated, on November 10, 2022.

Signature	Title

/s/ Catalin Kilofliski	Chief Executive Officer (Principal Executive Officer)
Catalin Kilofliski

/s/ Philip Yee	Chief Financial Officer (Principal Financial and Principal Accounting Officer)
Philip Yee

/s/ Sofia Bianchi	Director
Sofia Bianchi

/s/ Carmen Letton	Director
Carmen Letton

/s/ Kadri Dagdelen	Director
Kadri Dagdelen

/s/ Mike Doyle	Director
Mike Doyle

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AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the undersigned certifies that it is the duly authorized United States representative of the Registrant and has duly signed this Registration Statement in the City of Newark, State of Delaware, on November 14, 2022.

PUGLISI AND ASSOCIATES

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: President

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INDEX TO EXHIBITS

Exhibit Number	Description
1.1

Rights Offering Standby Guaranty Agreement dated October 28, 2022 between Registrant and Sun Valley Investments AG (incorporated by reference to Exhibit 99.2 to the Registrant’s report on Form 6-K, furnished to the SEC on November 8, 2022)*

2.1	Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on May 3, 2022

2.2

Unaudited condensed consolidated interim financial statements for the three months ended March 31, 2022 (incorporated by reference to Exhibit 99.1 to the Registrant’s report on Form 6-K, furnished to the SEC on May 17, 2022)

2.3	Management’s discussion and analysis for the three months ended March 31, 2022 (incorporated by reference to Exhibit 99.2 to the Registrant’s report on Form 6-K, furnished to the SEC on May 17, 2022)

2.4

Management information circular of the Registrant dated June 13, 2022, prepared in connection with the annual and special meeting of shareholders of the Registrant held on July 19, 2022 (incorporated by reference to Exhibit 99.5 to the Registrant’s report on Form 6-K furnished to the SEC on June 16, 2022)

2.5

The Registrant’s report of voting results in respect of the annual and special meeting of shareholders of the Registrant held on July 19, 2022 (incorporated by reference to Exhibit 99.1 to the Registrant’s report on Form 6-K furnished to the SEC on July 20, 2022).

2.6

News release of the Registrant dated August 3, 2022 announcing appointment of new CEO and Director (incorporated by reference to Exhibit 99.1 to the Registrant’s report on Form 6-K furnished to the SEC on August 4, 2022).

2.7

Unaudited condensed consolidated interim financial statements for the six months ended June 30, 2022 (incorporated by reference to Exhibit 99.1 to the Registrant’s report on Form 6-K, furnished to the SEC on August 16, 2022)

2.8	Management’s discussion and analysis for the six months ended June 30, 2022 (incorporated by reference to Exhibit 99.2 to the Registrant’s report on Form 6-K, furnished to the SEC on August 16, 2022)

2.9

Management information circular of the Registrant dated September 15, 2022, prepared in connection with the special meeting of shareholders of the Registrant held on October 17, 2022 (incorporated by reference to Exhibit 99.2 to the Registrant’s report on Form 6-K furnished to the SEC on September 20, 2022)

2.10

News release of the Registrant announcing results of the special meeting of shareholders of the Registrant held on October 17, 2022 (incorporated by reference to Exhibit 99.1 to the Registrant’s report on Form 6-K furnished to the SEC on October 20, 2022).

2.11	News release dated October 28 2022 related to the Rights Offering (incorporated by reference to Exhibit 99.1 to the Registrant’s report on Form 6-K, furnished to the SEC on October 31, 2022)

2.12	News release dated November 7, 2022 related to the Rights Offering (incorporated by reference to Exhibit 99.1 to the Registrant’s report on Form 6-K, furnished to the SEC on November 7, 2022).

3.1	Consent of Smythe LLP, Chartered Professional Accountants

3.2	Consent of Garry Biles, P.Eng

4.1	Powers of Attorney (included on the signature page of this Registration Statement).

* Certain portions of this exhibit have been redacted as they are both not material and are of the type of information that the registrant treats as private or confidential. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request.

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